Exhibit 99.1

LightInTheBox Holding Co., Ltd. Announces Appointment of Xiaoping Xu as Independent Director

BEIJING, China—June 4, 2014— LightInTheBox Holding Co., Ltd. (NYSE:LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products to consumers around the world, today announced that the Company has enhanced the independence of its board of directors (the “Board”) through the appointment of Mr. Xiaoping Xu as an independent director of the Company, effective June 4, 2014. Mr. Xu will also serve as a member of the audit committee of the Board, succeeding Mr. Ye Yuan. With the appointment of Mr. Xu, the Company’s audit committee is now comprised of exclusively independent directors.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We are very pleased to welcome Xiaoping to our Board and the audit committee and we are confident that his extensive investment and management experience, as well as his wisdom and insight in the Internet industry, will be a great asset to the Board and the Company.”

Since 2011, Mr. Xu has been the founder and managing partner of Zhenfund, a seed stage fund focusing on investments in technology, media and telecommunications sectors. Prior to that, he was one of the founding partners of New Oriental Education & Technology Group. Mr. Xu received a bachelor’s degree from the Central Conservatory of Music in 1983, and a master’s degree from University of Saskatchewan in 1992. Mr. Xu was elected as The Angel Investor of the Year in 2011 by “Entrepreneur Magazine” Chinese edition, and is currently the Chairman of China Angel Club.

Concurrently with the appointment of Mr. Xu, the Company also announced that Mr. Xin (Kevin) Wen, the Company’s executive vice president, has tendered his resignation as a director of the Company, effective June 4, 2014, in order to meet the requirement as to the maximum number of board directors pursuant to the Company’s memorandum and articles of association. However, in recognition of Mr. Wen’s valuable services to the Board, the Board has also determined, to the extent the Company’s memorandum and articles of association are amended in the future by its shareholders to increase the maximum number of board directors, to invite Mr. Wen to rejoin the Board.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.

Margaret Shi, Investor Relations

Tel: +86(10) 5692 0099 ext 8124

Email: ir@lightinthebox.com

OR

ICR, Inc.

Bill Zima

Tel: +1 (646) 405-4933

Email: bill.zima@icrinc.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.